UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 999

Ciudad Autónoma de Buenos Aires

Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Despegar.com—2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On December 6, 2022, Despegar.com, Corp. (the “Company”) held its 2022 annual general meeting of shareholders in Buenos Aires, Argentina. Shareholders accounting for 48,236,851 of the Company’s shares, which represented 66.81% of the voting power entitled to vote at the meeting, were present in person or by proxy, representing a quorum. At the meeting, Martín Rastellino was re-elected as a Class II Director of the Company to hold office for a further three-year term until the conclusion of the Company’s annual meeting in the calendar year 2025, Mario Eduardo Vázquez was re-elected as a Class II Director of the Company to hold office for a further three-year term until the conclusion of the Company’s annual meeting in the calendar year 2025, and the advisory proposal to ratify the re-appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2022 was approved. Mr. Rastellino received 27,240,989 “for” votes, 15,619,662 “against” votes and 5,376,200 abstentions. Mr. Vázquez received 36,122,075 “for” votes, 6,736,876 “against” votes and 5,377,900 abstentions. PricewaterhouseCoopers LLP received 46,664,323 “for” votes, 2,701 “against” votes and 1,569,827 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2022

DESPEGAR.COM, CORP.

By:	/s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel